Filed Pursuant to Rule 433
Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,000,000,000

2.503% SENIOR NOTES, DUE OCTOBER 2022

FINAL TERM SHEET

Dated October 18, 2016

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)

Title of the Series:	2.503% Senior Notes, due October 2022 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price:	100.000%

Trade Date:	October 18, 2016

Settlement Date:	October 21, 2016 (T+3)

Maturity Date:	October 21, 2022

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	2.503% per annum

Interest Payment Dates:	April 21 and October 21 of each year, beginning April 21, 2017, subject to following unadjusted business day convention

Interest Periods:	Semi-annual

Treasury Benchmark:	5 year U.S. Treasury, due September 30, 2021

Treasury Yield:	1.233%

Treasury Benchmark Price:	99-15+

Spread to Treasury Benchmark:	+127 bps

Reoffer Yield:	2.503%

Listing:	None

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	ANZ Securities, Inc.

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

Erste Group Bank AG

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Rabo Securities USA, Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

The Huntington Investment Company

UniCredit Capital Markets LLC

Junior Co-Managers:	Blaylock Beal Van, LLC

CastleOak Securities, L.P.

Mischler Financial Group, Inc.

Siebert Cisneros Shank & Co., L.L.C.

CUSIP:	06051G FZ7

ISIN:	US06051GFZ72

Concurrent Offering:	$500,000,000 Floating Rate Senior Notes, due October 2022

$2,500,000,000 3.248% Senior Notes, due October 2027

The settlement of the Notes is not contingent on the settlement of either of the concurrent offerings.

Optional Redemption:	The Issuer may redeem the Notes at its option, in whole, but not in part, on October 21, 2021, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon, to but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after October 22, 2017 (or, if additional Notes are issued after October 21, 2016, on or after the later of October 22, 2017 and six months after the issue date of such additional Notes), except for October 21, 2021, upon at least 10 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, not including interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release designated “H.15(519),” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, under the caption “Treasury Constant Maturities” for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after the stated maturity date of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“comparable treasury price” means, with respect to any redemption date, (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealers that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because Merrill Lynch, Pierce, Fenner & Smith Incorporated is an affiliate of the Issuer, the economic interests of Merrill Lynch, Pierce, Fenner & Smith Incorporated may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above. Merrill Lynch, Pierce, Fenner & Smith Incorporated is obligated to carry out its duties and functions as quotation agent in good faith.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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